FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer:	IM Cannabis Corp. (the "Issuer").

Trading Symbol:	IMCC

Number of Outstanding Listed Securities:

145,743,283 Common Shares, 9,730,258 Warrants

Date: March 6, 2020

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

Corporate Developments:

  On February 25, 2020, the issuer entered a supply agreement with a Canadian licensed producer (the "Canadian LP"), for the purchase of 153 kg of dried cannabis flower to be imported to Israel. The supply agreement is conditional upon the Issuer obtaining an import approval from the applicable Israel authorities.

  During February 2020, Adjupharm GmbH, the Issuer's German subsidiary, sold 2.5 kg of cannabis flowers directly to pharmacies in Germany.

2. Provide a general overview and discussion of the activities of management.

Management of the Issuer remains focused on identifying new strategic investments and growth opportunities in Israel and Europe, including but not limited to securing German and European supply and distribution agreements.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

Not applicable

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

Not Applicable

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

• The Issuer entered into a supply agreement with a Canadian LP, as described in Item 1. The Canadian LP is not a Related Person of the Issuer.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

• The Issuer has terminated its agreement with Gilbart Kahana Ltd., which had provided Israeli investor relations services to the Issuer since July 2019. The termination is effective as of April 11th, 2020.

• The Issuer has terminated its agreement with Professor Rafi Carraso, who provided medical consulting and marketing services to the Issuer since January 2019. The termination is effective as of March 18th, 2020.

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable

8. Describe the acquisition of new customers or loss of customers.

Not Applicable

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

The Issuer:

  The Issuer downsized its call center, eliminating roles for two representatives.

  The Issuer's marketing manager resigned.

  The Issuer hired a new bookkeeper to join its financial department. The commencement date shall be in March 2020.

Adjupharm:

  Adjupharm terminated its Quality Manager.

11. Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

Not Applicable

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable

14. Provide details of any securities issued and options or warrants granted.

The issuer did not issue any common shares nor grant any options or warrants in February 2020.

Security	Number Issued	Details of Issuance	Use of Proceeds(1)

(1) State aggregate proceeds and intended allocation of proceeds.

15. Provide details of any loans to or by Related Persons.

Not Applicable

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

16. Provide details of any changes in directors, officers or committee members.

None

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

Not Applicable

FORM 7 – MONTHLY PROGRESS REPORT

January 2015

Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: March 6, 2020

Oren Shuster
Name of Director or Senior Officer

"Oren Shuster"
Signature

Chief Executive Officer
Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End February 2020	Date of Report YY/MM/D 2020/03/06
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. 0773-360-3504
Contact Name Yael Harrosh	Contact Position General Counsel and Business Manager	Contact Telephone No. 0773-360-3504
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/

FORM 7 – MONTHLY PROGRESS REPORT

January 2015